October 27, 2020

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Resgreen Group International, Inc. Pre-qualification Amendment 4 to Offering Statement on Form 1-A Filed October 27, 2020 File No. 24-11297

Dear Mr. Kelly,

The Company is in receipt of the Commission’s letter dated October 26, 2020. The Company has amended its filing on Form 1-A in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter and a redline version in order to highlight the changes.

Pre-qualification Amendment 3 to Offering Statement on Form 1-A filed October 13, 2020 Cover Page of Offering Circular, page 1

1. Your revised disclosure includes the midpoint of $0.065 per share rather than a bona fide estimate of the range of the maximum offering price. As requested in prior comment 1, include a bona fide estimate of the range of the maximum offering price on the cover page of the offering circular. Additionally, please remove $0.065 as price to the public from the table on the front cover page of the offering circular. Note that you use the midpoint of a price range only in Part I, Item 4 of Form 1-A because you intend to price the offering after qualification.

Response:

The Company has revised Part II of Form 1-A to include a bona fide estimate of the range of the maximum offering price on the cover page of the offering circular. Additionally, we removed $0.065 as price to the public from the table on the front cover page of the offering circular.

2. Added disclosure at the top of the cover page of the offering circular that the maximum offering is 70 million shares of common stock is inconsistent with disclosure in Part I, Item 4 of the Form 1-A and other disclosures in Part II of the Form 1-A that the maximum offering is 53,846,155 shares of common stock. Please reconcile the disclosures.

22800 Hall Road, Unit 510, Clinton Township, Michigan 48036-4805

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Response:

The added disclosure at the top of the cover page of the offering circular that the maximum offering is 70 million shares of common stock on the disclosure in Part I, Item 4 of the Form 1-A and other disclosures in Part II of the Form 1-A that the maximum offering is 70 million shares of common stock has been reconciled.

Should the staff have any additional comments they contact counsel for the Company Jonathan D. Leinwand, Esq., at (954) 903-7856.

Very Truly Yours, RESGREEN GROUP INTERNATIONAL INC.

By:	/s/ Parashar Patel
Parashar Patel, CEO

22800 Hall Road, Unit 510, Clinton Township, Michigan 48036-4805

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